SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Election of Petrobras Chief Production Development and Technology Officer and Chief Human Resources, HSE and Services Officer

Rio de Janeiro, January 29, 2018 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors, in a meeting held today, has elected the engineers Eberaldo de Almeida Neto as Petrobras Chief Human Resources, HSE and Services Officer and Hugo Repsold Júnior as Petrobras Chief Production Development and Technology Officer.

Eberaldo de Almeida Neto held the position of Executive Manager of Goods and Services Supply since April 2016. Eberaldo holds a degree in Electrical Engineering from UFRJ, an MBA in Advanced Business Management from COPPEAD and attended the Advanced Management Program from the IESE Business School (University of Navarra—Spain). He has been working for 31 years in the company, where he has held several managerial positions in the areas of Exploration and Production and Submarine and Contracting Services.

Hugo Repsold Júnior held the position of Chief Human Resources, HSE and Services Officer since April 2016 and was occupying the post of Chief Production Development and Technology Officer on an interim basis since November 2017. With the election held on this date, Hugo leaves the Human Resources, HSE and Services Office to take over the Production Development and Technology Office definitively. Hugo has a bachelor degree in Mechanical Engineering from Universidade Federal Fluminense (UFF) and in economics from Rio de Janeiro State University (UERJ) as well as a Master degree in Energy Planning from Federal University of Rio de Janeiro (Coppe / PPE / UFRJ). He has been working for 32 years with the company, where he has held the position of Gas and Power Executive Officer and several managerial positions in the areas of Exploration and Production, Strategy and Business Performance and Gas and Energy.

The two executives were subject to prior analysis by the Nominating, Compensation and Succession Committee of Petrobras’ Board of Directors.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer